Exhibit 99.1
Shopify Prices Offering of Class A Subordinate Voting Shares

Ottawa, Canada – February 23, 2021 - Shopify Inc. (NYSE:SHOP)(TSX:SHOP) (“Shopify”) today announced the pricing of its previously announced public offering of 1,180,000 Class A subordinate voting shares (the “Offered Shares”) at a price to the public of US$1,315 per share (the “Offering”). The gross proceeds from the Offering, before underwriting discounts and offering costs, are expected to be US$1,551,700,000.

Shopify has granted the Underwriters (as defined below) an over-allotment option to purchase up to an additional 177,000 Class A subordinate voting shares to be sold pursuant to the Offering (the “Over-Allotment Option”). The Over-Allotment Option is exercisable for a period of 30 days from the date of the final prospectus supplement relating to the Offering.

Shopify expects to use the net proceeds from the Offering to strengthen its balance sheet, providing flexibility to fund its growth strategies.

Closing of the Offering is subject to a number of closing conditions, including the listing of the Offered Shares on the NYSE and the TSX, and any required approvals of each exchange, and is expected to occur on or about February 25, 2021. The Offering is being led by Citigroup, Credit Suisse and Goldman Sachs & Co. LLC (the “Underwriters”).

No securities regulatory authority has either approved or disapproved the contents of this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

Shopify has filed a preliminary prospectus supplement for the Offering, and will file a final prospectus supplement, to its short form base shelf prospectus dated August 6, 2020 (the “Base Shelf Prospectus”) with the securities regulatory authorities in each of the provinces and territories of Canada except Québec. The preliminary prospectus supplement has also been filed, and the final prospectus supplement will be filed, with the U.S. Securities and Exchange Commission (the “SEC”) as a supplement to Shopify’s registration statement on Form F-10 (the “Registration Statement”) under the U.S./Canada Multijurisdictional Disclosure System. The prospectus supplement, the Base Shelf Prospectus and the Registration Statement contain important detailed information about the Offering. A copy of the Canadian prospectus supplement and the Base Shelf Prospectus can be found on SEDAR at www.sedar.com, and a copy of the U.S. prospectus supplement and the Registration Statement can be found on EDGAR at www.sec.gov. Copies of these documents may also be obtained from Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Telephone: 1-800-831-9146; Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, Eleven Madison Avenue, 3rd floor, New York, NY 10010, Telephone: 1-800-221-1037 or e-mail: usa.prospectus@credit-suisse.com; Credit Suisse Securities (Canada), Inc., Attention: Olivier Demet, 1 First Canadian Place, Suite 2900, Toronto, Ontario M5X 1C9, Telephone: 416-352-4749 or e-mail: olivier.demet@credit-suisse.com; or Goldman Sachs & Co. LLC, Attn: Prospectus Department, 200 West Street, New York, NY 10282, telephone: 866-471-2526, facsimile: 212-902-9316 or email: prospectusny@ny.email.gs.com.  Prospective investors should read the final prospectus supplement, the Base Shelf Prospectus and the Registration Statement before making an investment decision.

About Shopify

Shopify is a leading global commerce company, providing trusted tools to start, grow, market, and manage a retail business of any size. Shopify makes commerce better for everyone with a platform and services that are engineered for reliability, while delivering a better shopping experience for consumers everywhere. Shopify powers over 1.7 million businesses in more than 175 countries and is trusted by brands such as Allbirds, Gymshark, Heinz, Staples Canada and many more.

We were proudly founded in Ottawa, Canada, but prefer to think of the company location as Internet, Everywhere. Shopify is a company of and by the internet, and we have physical outposts around the world. The archaic newswire system doesn’t allow us to acknowledge this fact, so we will henceforth keep this paragraph in our press releases until technology improves.

Forward-looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”) including statements regarding the proposed Offering, the terms of the Offering and the proposed use of proceeds. Words such as “expects”, “continue”, “will”, “plans”, “anticipates” and “intends” or similar expressions are intended to identify forward-looking statements.

These forward-looking statements are based on Shopify’s current expectations about future events and financial trends that management believes might affect its financial condition, results of operations, business strategy and financial needs, and on certain assumptions and analysis made by Shopify in light of the experience and perception of historical trends, current conditions and expected future developments and other factors management believes are appropriate. These projections, expectations, assumptions and analyses are subject to known and unknown risks, uncertainties, assumptions and other factors that could cause actual results, performance, events and achievements to differ materially from those anticipated in these forward-looking statements. Although Shopify believes that the assumptions underlying these forward-looking statements are reasonable, they may prove to be incorrect, and readers cannot be assured that the Offering discussed above will be completed on the terms described above. Completion of the proposed Offering is subject to numerous factors, many of which are beyond Shopify’s control, including but not limited to, the failure of customary closing conditions and other important factors disclosed previously and from time to time in Shopify’s filings with the SEC and the securities commissions or similar securities regulatory authorities in each of the provinces or territories of Canada. The forward-looking statements contained in this news release represent Shopify’s expectations as of the date of this news release, or as of the date they are otherwise stated to be made, and subsequent events may cause these expectations to change. Shopify undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

CONTACT:

INVESTORS: Katie Keita Senior Director, Investor Relations 613-241-2828 x 1024 IR@shopify.com	MEDIA: Rebecca Feigelsohn Communications Lead 416-238-6705 x 302 press@shopify.com

SOURCE: Shopify